April 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Coy Garrison, Special Counsel

Re:    Hines Global REIT II, Inc.
Post-Effective Amendment No. 11 to Form S-11
Filed February 6, 2017
File No. 333-191106

Dear Mr. Garrison:

On behalf of Hines Global REIT II, Inc. (the “Company”), we hereby submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) responses to the comment letter from the Staff addressed to Shea Morgenroth, Chief Accounting Officer and Treasurer of the Company, dated March 1, 2017 (the “Comment Letter”) relating to Post-Effective Amendment No. 11 (the “Post-Effective Amendment”) to the above-referenced Registration Statement (the “Registration Statement”). The Company will file an amendment (the “Pre-Effective Amendment”) to the Post-Effective Amendment which includes revisions in response to the Comment Letter consistent with the responses set forth below at a later date. The Staff’s comments and the Company’s responses are presented below.
General
1.    We note your disclosure regarding the share redemption program for Class I and J shares. Please note that we have referred this disclosure to the Office of Mergers & Acquisitions for further review.

Response: We acknowledge that the disclosure relating to the share redemption program applicable to Class I shares of the Company’s common stock (“Class I Shares”) and Class J shares of the Company’s common stock (“Class J Shares”) has been referred to the Office of Mergers & Acquisitions for further review.
2.    We note that in addition to being subject to different fees than Class A and Class T shares, Class I shares of your common stock are convertible into Class J shares and are subject to a different share redemption program. Please provide us with your analysis as to why Class I, A, T, and J shares of your common stock are not separate classes of securities under the definition set forth in Section 12(g)(5) of the Securities Exchange Act of 1934, and why the inclusion of Class I shares on this registration statement is appropriate under Rule 413 of the Securities Act.

Mr. Coy Garrison
April 13, 2017

Response: Section 12(g)(5) of the Securities Exchange Act of 1934, as amended, provides that the term “class” includes all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges. The Class A shares of the Company’s common stock (“Class A Shares”), the Class T shares of the Company’s common stock (“Class T Shares”), the Class I Shares and the Class J Shares have identical rights and privileges, including voting rights and rights of liquidation. The differences among the share classes in the offering are limited to the underwriting compensation, which results in different offering prices and distribution amounts. In addition, while the terms of the Company’s share redemption program applicable to Class I Shares and Class J Shares differ from the terms of the share redemption program applicable to Class A Shares and Class T Shares, the Company does not believe that this difference alters the common and fundamental characteristics of each class of shares of common stock offered by the Company. A stockholder’s ability to have his or her shares redeemed pursuant to the Company’s share redemption programs is not an inherent right attributable to any class of the Company’s common stock being offered and the Company’s charter does not include a right to redemption in the description of the rights and privileges enjoyed by holders of each class of shares of common stock. Rather, the limited ability to have shares redeemed by the Company through the share redemption programs is offered to stockholders at the sole discretion of the Company’s board of directors. As described in the prospectus, there are limitations on the share redemption programs and the board of directors has complete discretion to determine the amount of Company funds, if any, that will be used to redeem shares in a given period. In addition, the board of directors, in its sole discretion, may terminate, suspend or amend the share redemption programs at any time, without stockholder approval.
The Company does not believe that these differences alter the common and fundamental characteristics of each class of shares of common stock being offered. Accordingly, the Company believes that the Class A Shares, Class T Shares, Class I Shares and Class J Shares are the same security for registration purposes.
3.    We note that Class I Shares are convertible into Class J shares upon the occurrence of four events as determined by the registrant. As the Class I shares appear to only be convertible at the option of the registrant, it appears that investors will be making the entire investment decision to purchase Class I shares and the underlying Class J shares at the time of the purchase of the Class I shares. Please provide us with your analysis as to why it is appropriate to not include the Class J shares on the same registration statement registering the Class I shares. Please refer to Securities Act Compliance & Disclosure Interpretations 139.01.

Response: We do not believe that the Class J shares underlying the conversion of the Class I Shares must be registered pursuant to the Registration Statement for a number of reasons. First, although the Class I Shares and the Class J Shares are identified as “Class I” and “Class J,” they actually are components of the same class of securities – common stock. All such shares have identical voting and other rights and are distinguished in terms of the different fees that accompany each type of share class, the way those fees are paid (which impacts the amount of distributions paid), and the resulting difference in the offering price. Class I Shares are identical to Class J

Mr. Coy Garrison
April 13, 2017

Shares, with the exception that Class I Shares are subject to the payment of upfront and ongoing underwriting commissions and fees.
Secondly, there is no investment decision being made with respect to the Class J Shares to be issued upon the conversion of the Class I shares. The conversion of Class I Shares into Class J Shares is established in the Company’s charter and is automatic upon the occurrence of certain triggering events which include: (i) a listing of the Class A Shares on a national securities exchange; (ii) a merger or consolidation of the Company with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets; (iii) the end of the month in which the dealer manager determines that total underwriting compensation paid in the primary offering, including, without limitation, the advisor’s payment of the dealer manager fees and the aggregate distribution and stockholder servicing fees, is equal to 10.0% of the gross proceeds of the primary offering; and (iv) the end of the month in which the transfer agent, on the Company’s behalf, determines that the aggregate distribution and stockholder servicing fees paid with respect to the Class I Shares held by a stockholder within his or her particular account equals 1.5% of the gross offering price at the time of investment in the Class I Shares held in such account. The stockholder has no discretion over whether or not, or when, to convert the Class I Shares and neither does the Company. The conversion is automatic upon the occurrence of one of these triggering events.
Thirdly, we believe that, due to the conditions under which the Class I Shares will be converted into Class J Shares, this situation falls within the intent of Securities Act Compliance and Disclosure Interpretations 139.01 (“CDI”). Given that the distribution and stockholder servicing fees on Class I Shares will be paid in an amount of 0.25% per year, it will take several years for a stockholder’s account to reach the 1.5% cap on such fees. In addition, the Company has indicated that it does not expect to consider alternatives for providing liquidity to its stockholders (including without limitation, a listing, a merger or a sale of all or substantially all of the Company’s assets) until five to eight years following the end of its current public offering. The CDI indicates that if the securities are not convertible within one year, the issuer may choose not to register the underlying securities at the time of the registration of the convertible securities. Accordingly, given that the triggering events for the automatic conversion of Class I Shares into Class J Shares are not expected to occur within a year after such shares are issued, we believe that the Company should not be required to register the underlying securities at this time.
For all of these reasons, we do not believe that the Class J Shares into which the Class I Shares are convertible need to be registered on the same registration statement registering the Class I shares.

Mr. Coy Garrison
April 13, 2017

Questions and Answers About This Offering

Q. What kind of offering is this?, page 5

4.     We note your revised disclosure that “if your subscription agreement is accepted by us prior to the effective date of the new primary offering prices, then the purchase price per share to be paid by you will be equal to the price per share in effect prior to our publication of the new primary offering prices.” Please revise to clarify whether you may accept subscription orders during the five business day period between publication and effectiveness of the new primary offering prices, if such orders were submitted prior to the publication of the new primary offering prices.

Response: In the Pre-Effective Amendment, the Company will include revised disclosure substantially similar to Exhibit A hereto in order to clarify that the Company will accept subscription orders during the five business day period between publication and effectiveness of the new primary offering prices, including if such orders were submitted prior to the publication of the new primary offering prices. The revised disclosure clarifies that any subscriptions accepted during the five business day period between publication and effectiveness of the new primary offering prices will be accepted at the primary offering prices in effect prior to publication and any subscriptions accepted on or after the effective date of the new primary offering prices will be accepted at the new primary offering prices.
The Company generally intends to publish the new primary offering prices on the 45th day following each completed fiscal quarter, but the Company has revised the disclosure to indicate that it will publish the new net asset value (“NAV”) per share for each share class and the corresponding new primary offering prices between the 40th and 45th day following the end of each completed fiscal quarter. The Company has revised the disclosure to provide this narrow five calendar day window in order to ensure that the new redemption prices (which will be equal to the new NAV per share for each share class) will be available at least ten business days prior to the second to last business day of each month, which is the last day on which a stockholder may withdraw a redemption request under the Company’s share redemption programs. The Office of Mergers & Acquisitions has indicated that the Company must provide for at least ten business days between the publication of the new redemption prices and the last day on which redemption requests may be withdrawn. Due to certain months having less business days than others, in order to comply with this requirement, the Company will be required in certain months to publish the new redemption prices and the new primary offering prices earlier than the 45th day following the end of the quarter. However, on these rare occasions, the Company will not publish earlier than the 40th day following the end of a completed fiscal quarter. Per the disclosure in the prospectus, investors will be on notice that the new primary offering prices will be available in prospectus supplements filed with the Commission during this limited five calendar day window. The prospectus also informs investors that the new primary offering prices will be available on the Company’s website and that investors may call the Company to ascertain the new primary offering prices. Further, the disclosure informs investors that they will be able to withdraw their subscription requests during the five business day period between publication and effectiveness. As noted below in response to Comment #5, if a subscription is received by the Company in “good

Mr. Coy Garrison
April 13, 2017

order,” the Company intends to accept the subscription within three business days of receipt. Therefore, if an investor submits a subscription in good order prior to publication of the new primary offering prices, the investor will have three business days to withdraw the subscription. The disclosure provides that if an investor has submitted a subscription request, but has not received notification of acceptance of the subscription request prior to publication of the new primary offering prices, then the investor should check whether the subscription request has been accepted by the Company by contacting the Company’s transfer agent, the investor’s financial intermediary or the Company itself, by calling the Company’s toll-free telephone line. If such an investor does not withdraw the subscription, then the investor’s subscription will be accepted at the primary offering price in effect prior to the publication of the new primary offering prices, which is the price that was available to the investor when the investor initially determined to subscribe. The disclosure in Exhibit A hereto has been marked to show the proposed revisions described in this response.
In addition, the Company has added the following acknowledgment in Section 7 of its subscription agreement, whereby investors indicate that they understand that the offering prices will change on a quarterly basis and the price at which their investment is accepted will be made available to them through a prospectus supplement filing and on the Company’s website between the 40th and 45th day following each completed quarter:
“I understand that the purchase price per share will change on a quarterly basis and that the purchase price at which my investment will be executed will be made available between the 40th and 45th day following each completed quarter at www.hinessecurities.com/reits/hines-global-reit-2 and in a prospectus supplement or post-effective amendment filed with the Securities and Exchange Commission, available at www.sec.gov. I understand that the new purchase price per share will take effect five business days after its publication and Hines Global REIT II will accept subscriptions during such five business day period at the purchase price per share that was in effect prior to the publication of the new purchase price per share. If my subscription has not been accepted, I may withdraw my subscription during such five business day period by notifying the transfer agent, my financial advisor, or directly through a toll-free telephone line, (888) 220–6121.”
5.     Please revise your disclosure to describe the time frame in which you will accept subscription orders.

Response: In the Pre-Effective Amendment, the Company will include revised disclosure substantially similar to Exhibit A hereto in order to clarify that if a subscription is received in “good order,” the Company intends to accept the subscription within three business days following receipt of such subscription in “good order.” The disclosure explains that for these purposes, “good order” means that all required information has been completed and provided, all proper signatures have been provided, and full funds for payment have been provided.
* * *

Mr. Coy Garrison
April 13, 2017

If you should have any questions about this letter or require any further information, please call me at 202-331-3169.
Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:    Shea Morgenroth, Hines Global REIT II, Inc.

EXHIBIT A

Questions and Answers About This Offering
(pages 5-6 of the Post-Effective Amendment)
Q. What kind of offering is this?

A.
Through Hines Securities, Inc., which we refer to as our Dealer Manager, we are offering up to $2,000,000,000 in any combination of Class A Shares, Class T Shares, and Class I Shares to the public in a primary offering on a “best efforts” basis. We are also offering up to $500,000,000 in any combination of Class A Shares, Class T Shares, and Class I Shares to be issued pursuant to our distribution reinvestment plan at a price per share equal to our most recently determined per share estimated net asset value, or NAV, to those stockholders who elect to participate in such plan as described in this prospectus. We reserve the right to reallocate the shares between our classes of stock and between the primary offering and the distribution reinvestment plan.

We are presently offering our shares on a continuous basis in the primary offering at a price of $~~9.96~~10.64 per Class A Share, $~~9.41~~10.06 per Class T Share and $~~9.11~~9.73 per Class I Share. In connection with each determination of an estimated NAV per share of our common stock, we expect our board of directors will adjust the primary offering prices of each class of shares such that the purchase price per share for each class will equal the estimated NAV per share as of the most recent valuation date plus upfront costs of raising capital, including selling commissions, dealer manager fees and issuer costs, less the amount of dealer manager fees paid to our Dealer Manager by our Advisor.
~~We expect to next announce~~In March 2017, we announced a new estimated NAV per share ~~and the corresponding adjustments to the primary offering prices of our common shares no later than April 2017.~~of our common stock of $9.65, based on the number of shares of our common stock issued and outstanding as of December 31, 2016.
In addition, we expect to commence quarterly valuations of our common stock beginning with the quarter following the first quarter in which we sell a Class I Share. Once we commence quarterly valuations, we expect that we will publish any adjustment to the estimated NAV per share and the corresponding adjustments to the primary offering prices of our shares ~~on~~between the 40th and 45th day following each completed fiscal quarter, unless for a particular quarter we plan to publish on the 45th day following the completion of such quarter and such day is a Saturday, Sunday or banking holiday, in which case publication will be on the next business day. Promptly following any adjustment to the primary offering prices per share, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC disclosing the adjusted offering prices and the effective date of such adjusted offering prices. We also will post the updated information on our website at www.hinessecurities.com/reits/hines-global-reit-2. The new primary offering price for each share class will become effective five business days after such share price is disclosed by us. If ~~you~~a subscription is received by us in “good order,” we intend to accept the subscription within three business days following our receipt of such subscription in “good order.” There may be a delay between your purchase decision and our acceptance of your subscription caused by time necessary for you and your financial intermediary to put a subscription request in “good order,” which means, for these purposes, that all required information has been completed and provided, all proper signatures have been provided, and full funds for payment have been provided. If you have submitted a subscription request but have not received notification of acceptance of your ~~purchase request before the 45th day following each~~subscription request prior to our publication of the new primary offering prices for each share class following a completed fiscal quarter, then you should check whether your ~~purchase~~subscription request has been accepted by us by contacting our transfer agent or your financial intermediary or by contacting us directly on our toll-free telephone line, (888) 220 - 6121. If you are informed that your subscription ~~agreement has not been accepted by us prior to our publication of the new primary offering prices, you may withdraw your purchase request during the five business day period immediately prior to the effectiveness of the new purchase price by notifying our transfer agent, your financial intermediary or by contacting us directly on our toll-free telephone line, (888) 220 - 6121.~~request has not been accepted yet and you would like to withdraw your subscription request, then you may request the withdrawal of your subscription request at that time. The purchase price per share to be paid by you will be equal to the price that is in effect on the date that your completed subscription ~~agreement~~ has been accepted by us. Accordingly, if your subscription ~~agreement~~ is accepted by us prior to the effective date of the new primary offering prices, then the purchase price per share to be paid by you will be equal to the price per share in effect prior to our publication of the new primary offering prices. Similarly, if your subscription agreement is accepted by us on or after the effective date of the new primary offering prices, then the purchase price per share to be paid by you will be equal to the new primary offering price of the applicable share class.
Q. How and when will your estimated NAV per share be calculated?

A.
In ~~April 2016,~~March 2017, we announced an initial estimated NAV per share and expect to announce a new estimated NAV per share no later than ~~April 2017. As~~March 2018. Although we are currently conducting annual valuations, as noted above, we expect to commence quarterly valuations of our common stock beginning with the quarter following the first quarter in which we sell a Class I Share. Our estimated NAV per share will be calculated based on the fair value of our assets less liabilities under market conditions existing as of the date of the valuation. Subject to the approval of our valuation committee (which consists solely of independent directors) and our board of directors, we will engage one or more independent third-party valuation firms for purposes of the independent valuation of our assets and liabilities. Periodic real property appraisals will serve as the foundation of the independent valuation firm’s valuation and each property will be appraised no less than approximately once every 12 calendar months. See “Description of Capital Stock — Valuation Policy and Procedures” for more information regarding the determination of our estimated NAV per share.

Plan of Distribution
(pages 241-243 of the Post-Effective Amendment)
The Subscription Process and Admission of Stockholders
We and participating broker dealers selling shares on our behalf are required to make every reasonable effort to determine whether a purchase of our shares is suitable for you. The participating broker dealers shall transmit promptly to ~~us~~our transfer agent the completed subscription documentation and any supporting documentation we may reasonably require. To purchase shares pursuant to this offering, you must deliver a completed subscription agreement, in substantially the form that accompanies this prospectus, and any required supporting documentation and the payment for the entire subscription amount prior to the termination of this offering. You should pay for your shares by check payable to or wire transfer directed to Hines Global REIT II, Inc.
The Dealer Manager and participating broker dealers are required to deliver to you a copy of the final prospectus, as amended. We plan to make this prospectus and the appendices available electronically to our Dealer Manager and the participating broker dealers, as well as to provide them paper copies, and such documents will be available on our website at www.hinessecurities.com/reits/hines-global-reit-2/sec-

filings/. Any prospectus, amendments and supplements, as well as any quarterly reports, annual reports, proxy statements or other reports required to be made available to you will be posted on our website at www.hinessecurities.com/reits/hines-global-reit-2/sec-filings/.
Subscriptions will be effective only upon our receipt and acceptance. We have the right to accept or reject your subscription ~~within 30 days after our receipt of a fully completed copy of the subscription agreement and payment for the number of shares for which you subscribed and, if~~ for any reason. If a subscription is received by us in “good order,” we intend to accept the subscription within three business days following our receipt of such subscription in “good order.” There may be a delay between your purchase decision and our acceptance of your subscription caused by time necessary for you and your financial intermediary to put a subscription request in “good order,” which means, for these purposes, that all required information has been completed and provided, all proper signatures have been provided, and full funds for payment have been provided. If for any reason we reject your subscription, we will return your funds, without interest or deduction, and your subscription agreement and any supporting documentation within ten days after we reject your subscription. If we accept your subscription, our transfer agent will mail you a confirmation of initial acceptance of your subscription. No sale of our shares may be completed until at least five business days after the date you receive the final prospectus. After you have been admitted as a stockholder, we intend to use your subscription proceeds to make real estate investments and pay fees and expenses as described in this prospectus. Please see “Estimated Use of Proceeds.”
~~To purchase shares pursuant to this offering, you must deliver a completed subscription agreement, in substantially the form that accompanies this prospectus, prior to the termination of this offering. You should pay for your shares by check payable to or wire transfer directed to Hines Global REIT II, Inc.~~
~~Subscriptions will be effective only upon our acceptance. We may, for any reason, accept or reject any subscription agreement, in whole or in part. You may not terminate or withdraw a subscription or purchase obligation after you have delivered a subscription agreement evidencing such obligation to us.~~
We are presently offering our shares on a continuous basis in the primary offering at a price of $~~9.96~~10.64 per Class A Share, $~~9.41~~10.06 per Class T Share and $~~9.11~~9.73 per Class I Share. In connection with each determination of an estimated NAV per share of our common stock, we expect our board of directors will adjust the primary offering prices of each class of shares such that the purchase price per share for each class will equal the estimated NAV per share as of the most recent valuation date plus upfront costs of raising capital, including selling commissions, dealer manager fees and issuer costs, less the amount of dealer manager fees paid to our Dealer Manager by our Advisor.
~~We expect to next announce~~In March 2017, we announced a new estimated NAV per share ~~and the corresponding adjustments to the primary offering prices of our common shares no later than April 2017.~~of our common stock of $9.65, based on the number of shares of our common stock issued and outstanding as of December 31, 2016.

In addition, we expect to commence quarterly valuations of our common stock beginning with the quarter following the first quarter in which we sell a Class I Share. Once we commence quarterly valuations, we expect that we will publish any adjustment to the estimated NAV per share and the corresponding adjustments to the primary offering prices of our shares ~~on~~between the 40th and 45th day following each completed fiscal quarter, unless for a particular quarter we plan to publish on the 45th day following the completion of such quarter and such day is a Saturday, Sunday or banking holiday, in which case publication will be on the next business day. Promptly following any adjustment to the primary offering prices per share, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC disclosing the adjusted offering prices and the effective date of such adjusted offering prices. We also will post the updated information on our website at www.hinessecurities.com/reits/hines-global-reit-2. The new primary offering price for each share class will become effective five business days after such share price is disclosed by us. ~~If you~~As noted above, if a subscription is received by us in “good order,” we intend to accept the subscription within three business days following our receipt of such subscription in “good order.” There may be a delay between your purchase decision and our acceptance of your subscription caused by time necessary for you and your financial intermediary to put a subscription request in “good order.” If you have submitted a subscription request but have not received notification of acceptance of your ~~purchase request before the 45th day following each~~subscription request prior to our publication of the new primary offering prices for each share class following a completed fiscal quarter, then you should check whether your ~~purchase~~subscription request has been accepted by us by contacting our transfer agent or your financial intermediary or by contacting us directly on our toll-free telephone line, (888) 220 - 6121. If you are informed that your subscription ~~agreement has not been accepted by us prior to our publication of the new primary offering prices, you may withdraw your purchase request during the five business day period immediately prior to the effectiveness of the new purchase price by notifying our transfer agent, your financial intermediary or by contacting us directly on our toll-free telephone line, (888) 220 - 6121.~~request has not been accepted yet and you would like to withdraw your subscription request, then you may request the withdrawal of your subscription request at that time. The purchase price per share to be paid by you will be equal to the price that is in effect on the date that your completed subscription ~~agreement~~ has been accepted by us. Accordingly, if your subscription ~~agreement~~ is accepted by us prior to the effective date of the new primary offering prices, then the purchase price per share to be paid by you will be equal to the price per share in effect prior to our publication of the new primary offering prices.
~~Admission of StockholdersWe generally expect that all subscription agreements received by us in “good order” with all required supporting documentation will be processed and accepted by us promptly. There may be a delay between your purchase decision and the acceptance caused by time necessary for you and your financial intermediary to put a subscription agreement in “good order,” which means, for these purposes, that all required information has been completed, all proper signatures have been provided, and full funds for payment have been provided. As a result of this process, the price per share at which your purchase request is executed may be different than the price per share on the date you submitted your subscription agreement. After you have been admitted as a stockholder, we intend to use your subscription proceeds to make real estate investments and pay fees and expenses as described in this prospectus. Please see “Estimated Use of~~

~~Proceeds.”~~ Similarly, if your subscription agreement is accepted by us on or after the effective date of the new primary offering prices, then the purchase price per share to be paid by you will be equal to the new primary offering price of the applicable share class.
Investments through IRA Accounts
Community National Bank has agreed to act as an IRA custodian for investors who would like to purchase shares through an IRA. For any accountholder that makes and maintains an investment equal to or greater than $10,000 in shares of our common stock through an IRA for which Community National Bank serves as custodian, we will pay the base fee for the first calendar year and an affiliate of Hines will pay the base fee for each successive year. Beginning on the date that their accounts are established, all investors will be responsible for any other fees applicable to their accounts. Further information about custodial services is available through your broker or through our Dealer Manager. See “Questions and Answers About This Offering—Who can help answer my questions?” for the Dealer Manager’s contact information.
Subscription Agreement
The general forms of subscription agreement that investors will use to subscribe for the purchase of shares in this offering is included as Appendices B-1 and B-2 to this prospectus. The subscription agreement requires all investors subscribing for shares to make the following certifications or representations:

•	your tax identification number set forth in the subscription agreement is accurate and you are not subject to backup withholding;
•	a copy of this prospectus was delivered or made available to you at least five business days prior to the date of your subscription agreement;
•	you meet the minimum income, net worth and any other applicable suitability standards established for you, as described in the “Suitability Standards” section of this prospectus;
•	you are purchasing the shares for your own account; and
•	you acknowledge that there is no public market for the shares and, thus, your investment in shares is not liquid.

The above certifications and representations are included in the subscription agreement in order to help satisfy the responsibility of participating broker dealers and our Dealer Manager to make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for you and that appropriate income tax reporting information is obtained. We will not sell any shares to you unless you are able to make the above certifications and representations by executing the subscription agreement. By executing the subscription agreement, you will not, however, be waiving any rights you may have under the federal securities laws.

Determinations of Suitability
Our sponsor and each participating broker dealer who sells shares on our behalf has the responsibility to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment based on information provided by the prospective investor regarding, among other things, each prospective investor’s financial situation and investment objectives. In making this determination, participating broker dealers who sell shares on our behalf may rely on, among other things, relevant information provided by the prospective investors. Each prospective investor should be aware that participating broker dealers are responsible for determining suitability and will be relying on the information provided by prospective investors in making this determination. In making this determination, participating broker dealers have a responsibility to ascertain that each prospective investor:

•	meets the minimum income and net worth standards set forth under the “Suitability Standards” section of this prospectus;
•	can reasonably benefit from an investment in our shares based on the prospective investor’s investment objectives and overall portfolio structure;
•	is able to bear the economic risk of the investment based on the prospective investor’s net worth and overall financial situation; and
•
has apparent understanding of:
•    the fundamental risks of an investment in the shares;
•    the risk that the prospective investor may lose his or her entire investment;
•    the lack of liquidity of the shares;
•    the restrictions on transferability of the shares; and
•    the tax consequences of an investment in the shares.

Participating broker dealers are responsible for making the determinations set forth above based upon information relating to each prospective investor concerning his age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as other pertinent factors. Each participating broker dealer is required to maintain records of the information used to determine that an investment in shares is suitable and appropriate for an investor. These records are required to be maintained for a period of at least six years.
Minimum Investment
In order to purchase shares in this offering, you must initially invest at least $2,500. Thereafter, subject to restrictions imposed by state law, you may purchase additional shares in whole or fractional share increments subject to a minimum for each additional purchase of $50. You should carefully read the minimum investment requirements explained in the “Suitability Standards” section of this prospectus.